October 10, 2006

Mark Chen
Chief Executive
Pantheon China Acquisition Corp.
3106B, Office Tower A
Beijing Fortune Plaza 7 Dongsanhuan Zhonglu
Chaoyang District Beijing 100020, China

Re: Pantheon China Acquisition Corp.
Amendment No. 1 to Form S-1
Filed September 22, 2006
File No. 333-136590

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   We note your response to comment 3. You state on page 20 that "[s]ince 1978, China has been one of the world's fastest growing economies in terms of GDP growth." The supporting documentation you provided only discusses the GDP growth for China. It does not offer a comparison of China's GDP growth versus the rest of the world. Please

provide us with documentation that supports the assertion that China has been one of the world's fastest growing economies in terms of GDP growth since 1978.

2.   We note your response to comment 7 that the terms "callable" and "redeemable" are interchangeable and that you can not force the holder to exercise their warrant. However, we reissue comment 7 in light of the fact that you have the option, not the holder, of requiring the exercise or redemption of the security at a time when the holder may lose some or much of the market value of the warrant. Further, we note that in the event that you have not maintained an effective registration statement covering the underlying stock, the holder will not have the option of exercising the warrant.

Summary, page 1

3.   We note your responses to comments 11 and 12 that you believe the requested changes would be duplicative of information included in the "Proposed Business" section on page 37. However, we reissue the comment in light of the fact that the summary should highlight the material information that your officers and directors may not have significant experience or knowledge relating to the operations of the particular target business and that they may not be able to remain with the company after consummation of a business combination if they are unable to negotiate employment or consulting agreements in connection with the business combination.

4.   We note your response to comment 13 that the summary "risk" section was intended to be succinct and point investors to the more detailed "risk factor" section immediately following the summary information sections. However, the summary risk factors should highlight the most material risks of the offering and balance the information appearing in the summary. Accordingly, we reissue, in part, the comment and request that you include the following four bullets:

- The risk of that investors funds will be held in trust for 24 months in the event you do not consummate a business combination

- The risk that if third parties bring claims against you, the proceeds held in trust could be reduced and the per share liquidation price may be less than $5.69 per share

- The risk that stockholders may be held liable for claims by third parties against you to the extent of distributions received by them

- The risk that an effective registration statement may not be in place when an investor desires to exercise warrants causing such warrants to be practically worthless

5.   We reissue comment 18 in part. Please revise the summary to discuss any limitations on the incurrence of debt or issuance of stock for acquisition purposes.

Redemption, page 4

6.   We reissue comment 16 in part. Please revise this section to note that the public warrant holders' warrants could expire worthless if you fail to maintain an effective registration statement covering the underlying stock.

If we acquire a target business through contractual arrangements with one or more operating businesses in China…, page 25

7.   We reissue comment 29. You state in the risk factor narrative that "[t]o comply with applicable Chinese regulations, we may effect a business combination by paying consideration to the owners of the target business and then making contractual arrangements between our company, subsidiaries and/or affiliates and Chinese companies holding the licenses required to engage in the specific industry of the target business and its stockholders." Please revise to more fully discuss the nature of the Chinese regulations with which you would be attempting to comply by effectuating contractual arrangements with owners of target businesses in China.

Limited ability to evaluate the target business' management, page 39

8.   Please revise to disclose your response to comment 35. In particular, please revise this section to note the likelihood that your business combination will be structured as a reverse triangular merger, in which case, you would lose control of the company following a business combination.

Periodic Reporting and Audited Financial Statements, page 43

9.   We note your response to comment 38. Please revise your disclosure to note that your units, common stock and warrants will be registered under the Securities and Exchange Act of 1934 prior to the effectiveness of this registration statement.

Legal Matters, page 62

10.   We note your response to comment 39. Given that the contingent interest due to Graubard Miller is over $50,000, please revise the prospectus to note the remaining amount due. Refer to Item 509 of Regulation S-K and the Instruction thereto.

Mark Chen
Pantheon China Acquisition Corp.
October 10, 2006
Page 4

<u>Undertakings, page II-5</u>

11.   We note your response to comment 40. Please advise us what information specifically referenced in Rule 430A will be included in the registration statement via a post-effective prospectus supplement as provided in Rule 430A.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jamie Webster, Accountant, at (202) 551-3446 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

                                                Sincerely,

                                                Elaine Wolff
                                                Legal Branch Chief

cc: David Alan Miller, Esq. (*via facsimile*)